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SEC FILE NUMBER
8- 45597

SECURITIES AND EXCH... ...MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL ... MAR 31 2003 ... SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
THE PARTNERS FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1401 BRICKELL AVENUE, FOURTH FLOOR
(No. and Street)

MIAMI, (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
OILDA HERNANDEZ (305) 379-0584
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
MORRISON, BROWN, ARGIZ & COMPANY, LLC
(Name — *if individual, state last, first, middle name*)

1001 BRICKELL BAY DRIVE, 9TH FLOOR, MIAMI, FLORIDA 33131
(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information**

OATH OR AFFIRMATION

I, OILDA HERNANDEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE PARTNERS FINANCIAL GROUP, INC., as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President & CEO

Title

OFFICIAL NOTARY SEAL
JORGE I RODRIGUEZ
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC965842
MY COMMISSION EXP. SEPT 5,2004

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Partners Financial Group, Inc.
(A Wholly Owned Subsidiary of TPG Holdings, Inc.)

Financial Statements

December 31, 2002

MORRISON, BROWN, ARGIZ
Certified Public Accountants & COMPANY, LLP

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
The Partners Financial Group, Inc.
(A Wholly Owned Subsidiary of TPG Holdings, Inc.)

We have audited the accompanying statement of financial condition of The Partners Financial Group, Inc. (A Wholly Owned Subsidiary of TPG Holdings, Inc.) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Partners Financial Group, Inc. (A Wholly Owned Subsidiary of TPG Holdings, Inc.) as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As described in Note 1(B) the Company is dependent upon its Parent for continued funding.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in Pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Company LLC

Certified Public Accountants
Miami, Florida
March 13, 2003

www.mba-cpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

110 East Broward Blvd., Suite 1700
Ft. Lauderdale, Florida 33301
Tel: 954-343-5999 Fax: 954-343-5040

1113 Spruce Street, Suite 301
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

THE PARTNERS FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF TPG HOLDINGS, INC.)
FINANCIAL STATEMENTS
TABLE OF CONTENTS

THE PARTNERS FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF TPG HOLDINGS, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
Cash	$	21,347
Receivable from clearing broker		500
Deposit with clearing broker		25,000
Other receivables (net of allowance for doubtful accounts of $87,590)		4,000
Furniture, fixtures and equipment - net		12,259
Prepaid expenses and other assets		21,783
	$	84,889
LIABILITIES AND STOCKHOLDER'S EQUITY		
Commissions payable to brokers	$	20,838
Accounts payable and accrued expenses		8,449
		29,287
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, $3.0417 par value; 3,000,000 shares authorized, 300,000 shares issued and outstanding		912,510
Additional paid-in capital		1,048,859
Accumulated deficit		(1,905,767)
		55,602
	$	84,889

The accompanying notes are an integral part of these financial statements.

THE PARTNERS FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF TPG HOLDINGS, INC.)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 354,705
Interest, consulting and other	64,913
TOTAL REVENUES	419,618
EXPENSES	
Salaries and related costs	204,104
Clearing charges	31,255
Commissions and related costs	173,498
Communications	17,557
Occupancy and equipment rental	17,040
Professional	67,657
Travel and entertainment	38,564
Depreciation	16,691
Other office expenses	54,960
Interest	76
Licenses, taxes and registration fees	5,639
TOTAL EXPENSES	627,041
LOSS BEFORE OTHER INCOME	(207,423)
OTHER INCOME	
Gain on disposal of fixed assets	2,834
NET LOSS	$ (204,589)

The accompanying notes are an integral part of these financial statements.

THE PARTNERS FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF TPG HOLDINGS, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDER'S EQUITY
BALANCES, JANUARY 1, 2002	$ 912,510	$ 878,859	$ (1,701,178)	$ 90,191
CAPITAL CONTRIBUTION	-	170,000	-	170,000
NET LOSS	-	-	(204,589)	(204,589)
BALANCES, DECEMBER 31, 2002	$ 912,510	$1,048,859	$ (1,905,767)	$ 55,602

The accompanying notes are an integral part of these financial statements.

THE PARTNERS FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF TPG HOLDINGS, INC.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (204,589)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	16,691
Gain on disposal of fixed asset	(2,834)
Changes in operating assets and liabilities:	
Receivable from clearing broker	6,244
Other receivables	(3,800)
Deposit with clearing broker	10,013
Prepaid expenses and other assets	(3,915)
Commissions payable to brokers	16,991
Accounts payable and accrued expenses	(5,629)
TOTAL ADJUSTMENTS	33,761
NET CASH USED IN OPERATING ACTIVITIES	(170,828)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(2,280)
NET CASH USED IN INVESTING ACTIVITIES	(2,280)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	170,000
Principal payments under capital lease obligation	(5,882)
NET CASH PROVIDED BY FINANCING ACTIVITIES	164,118
NET DECREASE IN CASH	(8,990)
CASH - BEGINNING OF YEAR	30,337
CASH - END OF YEAR	$ 21,347

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$ 76

SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITIES

Early termination of capital lease	$ (10,621)

The accompanying notes are an integral part of these financial statements.

THE PARTNERS FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF TPG HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) ORGANIZATION

The Partners Financial Group, Inc. (the "Company") was incorporated on February 10, 1993 in the State of Florida and is a wholly owned subsidiary of TPG Holdings, Inc. (the "Parent"). The Company operates as a registered broker and dealer in securities under the Securities and Exchange Act of 1934 and is licensed and regulated by the National Association of Securities Dealers, Inc. ("NASD"), the United States Securities and Exchange Commission and the Securities Investor Protection Corporation. Consequently, its record keeping is in accordance with the rules and regulations prescribed by those agencies.

B) OPERATIONS

The Company has incurred net losses and negative cash flows since commencing operations in 1993. The Parent has made capital contributions of approximately $470,000 since 1997. Management has implemented a business plan to obtain new customers, increase revenues and reduce costs. The efficacy of such plan is uncertain. The Company's ability to continue as a going concern is dependent upon capital or debt financing from its Parent and, ultimately, upon the Company's ability to operate on a profitable basis (Note 4).

C) CLEARING ARRANGEMENT

The Company has an agreement with a clearing broker to provide execution and clearing services on behalf of its customers and to maintain all customer records and accounts. Pursuant to this arrangement, the Company must maintain a collateral account with a minimum balance of $25,000 with the clearing broker.

D) COMMISSION INCOME

The Company receives commission income from the purchases and sales of securities executed on behalf of its customers. Commission income is recognized on a trade date basis.

E) FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment are stated at cost. Depreciation is provided using the straight-line method over five years. Leasehold improvements are recorded at cost and amortized over five years.

THE PARTNERS FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF TPG HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F) ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2002 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either a cash or margin basis. These transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

NOTE 3 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following:

Leasehold improvements	$ 34,048
Furniture and fixtures	48,540
Office equipment	167,936
	250,524
Less accumulated depreciation	238,265
	$ 12,259

NOTE 4 - RELATED PARTY TRANSACTIONS

During 2001, the Company entered into an agreement with its Parent whereby the Parent will assume all the following costs and liabilities of the Company: 1) office space rent, 2) legal and professional fees 3) accounting and consulting fees 4) clients settlements (NASD). In addition, at the discretion of the Parent with the approval of the Parent's Board of Directors, it will also assume all cost and liabilities of the Company with respect to telephone and courier expenses. Further, in the event that the Parent is unable to pay any costs or liabilities associated with the agreement, the Parent's majority shareholder will be personally liable and responsible to pay them. Consequently, both the Parent and the majority shareholder have released the Company of any obligation related to the items enumerated above. In November 2002, the lease for office space was assigned to the Parent.

During 2002, the Parent assumed approximately $164,000 for rent, settlement of arbitration proceedings, and accounting fees incurred by the Company. In addition, the Parent paid legal fees and various other operating expenses of the Company.

NOTE 5 - INCOME TAXES

The Company is taxed under the provisions of Sub-Chapter C of the Internal Revenue Code and has elected to file a consolidated income tax return with its Parent. Any applicable tax charges or credits are allocated to the Company on a separate return basis.

At December 31, 2002, the Company has available for Federal income tax purposes net operating loss carry forwards of approximately $445,000 that expire between 2015 and 2017.

Due to the uncertainties relating to the ultimate utilization of the net operating loss described above, the Company has provided a 100% valuation allowance for the entire amount of the deferred tax asset at December 31, 2002.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

CONTINGENCIES

During the normal course of business, the Company is involved in routine litigation. The effect of changes in the estimates of losses, if any, as a result of these proceedings could be material to these financial statements.

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company has a 401K pension plan that covers substantially all employees. The Company does not match employee contributions.

NOTE 8 - NET CAPITAL

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $17,560, which was $12,560 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.67 to 1.

ACCOMPANYING INFORMATION

THE PARTNERS FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF TPG HOLDINGS, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
(SEE INDEPENDENT AUDITOR'S REPORT)
AS OF DECEMBER 31, 2002

CREDITS	
Stockholder's equity	$ 55,602
DEBITS	
Accounts receivable	4,000
Furniture, fixtures and equipment, net	12,259
Prepaid expenses and other assets	21,783
TOTAL DEBITS	38,042
NET CAPITAL	17,560
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% of aggregate indebtedness of $29,287 or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 12,560
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.67 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Commissions payable to brokers	$ 20,838
Accounts payable and accrued expenses	8,449
	$ 29,287

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER UNIFORM NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S
CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
AS OF DECEMBER 31, 2002

NET CAPITAL, AS REPORTED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING (UNAUDITED REPORT)	$ 21,740
AUDIT ADJUSTMENTS:	
Accrued expenses	(4,180)
NET CAPITAL PER ABOVE	$ 17,560

THE PARTNERS FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF TPG HOLDINGS, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
(SEE INDEPENDENT AUDITOR'S REPORT)
AS OF DECEMBER 31, 2002

The Company is not required to maintain a "Special reserve bank account for the exclusive benefit of customers" as it is exempt under (k)(2)(ii); all customers' transactions are cleared through a clearing broker.

SUBORDINATED LIABILITIES

At December 31, 2002 and during the year then ended, there were no liabilities subordinated to the claims of general creditors.

Independent Auditor's Report on

Internal Control Required by

Rule 17a-5 of the

Securities and Exchange Commission

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
The Partners Financial Group, Inc.
(A Wholly Owned Subsidiary of TPG Holdings, Inc.)

In planning and performing our audit of the financial statements and accompanying information of The Partners Financial Group, Inc. (A Wholly Owned Subsidiary of TPG Holdings, Inc.) (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.mba-cpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

110 East Broward Blvd., Suite 1700
Ft. Lauderdale, Florida 33301
Tel: 954-343-5999 Fax: 954-343-5040

1113 Spruce Street, Suite 301
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Morrison, Brown, Argiz & Company LLP

Certified Public Accountants
Miami, Florida
March 13, 2003